UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Smart Online, Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value, Per Share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83171V100
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |_| Rule 13d-1(b)
            |_| Rule 13d-1(c)
            |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but, shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on the following pages

CUSIP No.                                                              83171V100

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1.    Names of Reporting Persons

      Henry Nouri
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2.    Check the Appropriate Box if a Member of a Group (See instructions)
                                                                        (a) |_|
                                                                        (b) |_|
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3.    SEC Use Only


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4.    Citizenship or Place of Organization

      United States of America
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Number of Shares              5.    Sole Voting Power                  1,467,984
Beneficially Owned By Each    6.    Shared Voting Power                        0
Reporting Person With:        7.    Sole Dispositive Power             1,467,984
                              8.    Shared Dispositive Power                   0
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,467,984
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10.   Check if the Aggregate Amount In Row (9) Excludes Certain Shares (See
      Instructions)                                                     |_|

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11.   Percent of Class Represented by Amount in Row 9

      8.0%
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12.   Type of Reporting Person

      IN
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

                                PRELIMINARY NOTE

This Schedule 13G is Amendment No. 1 to the Schedule 13D originally filed by the Reporting Person on February 23, 2005.

Item 1.

(a) NAME OF ISSUER: Smart Online, Inc.

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2530 Meridian Parkway
            Durham, North Carolina 27713

Item 2.

(a) NAME OF PERSON FILING:

            Henry Nouri (the "Reporting Person" or "Mr. Nouri")

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The residence address of Mr. Nouri is 106 Zapata Lane, Chapel Hill, North Carolina 27517.

(c) CITIZENSHIP:

            Mr. Nouri is a citizen of the United States.

(d) TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value, per share

(e) CUSIP NUMBER:

            83171V100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4. OWNERSHIP:

(a) Amount Beneficially Owned:

            As of December 31, 2007, Mr. Nouri was the beneficial owner of 1,467,984 shares of Common Stock. Of this amount, 250,000 shares could be acquired upon the exercise of options (the "Options") exercisable at any time prior to December 31, 2008. By agreement with the Issuer, effective January 23, 2008, the expiration date of these options was accelerated to June 13, 2008.

(b) Percent of Class:

            The 1,467,984 shares of Common Stock beneficially owned by Mr. Nouri at December 31, 2007 represented 8.0% of the Issuer's Common Stock, as calculated in accordance with Rule 13d-3.

(c) Number of shares as to which the person has:

      (i)   Sole power to vote or to direct to vote: 1,467,984 shares

      (ii)  Shared power to vote or to direct the vote: 0 shares

      (iii) Sole power to dispose or to direct the disposition of: 1,467,984 shares

      (iv)  Shared power to dispose or to direct the disposition of: 0 shares

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10. CERTIFICATIONS:

Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Date: February 14, 2008

                                                /s/ Henry Nouri
                                                -------------------------
                                                              Henry Nouri